

17018603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Halifax America, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15233 Ventura Blvd, Suite 605
(No. and Street)

Sherman Oaks	**CA**	**91403**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Devin Brady **818 949-6562**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Devin Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halifax America, LLC, as of December 31, 2016, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

3-1-2017

Title



Notary Public



BETTY STASZEK CHAIN
COMM. # 2126103
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES OCT. 4, 2019

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3 (Exemption Report)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Halifax America, LLC
Audited Financial Statements
And Supplemental Information
December 31, 2016

Table of Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Members
Halifax America, LLC

We have audited the accompanying statement of financial condition of Halifax America, LLC, as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Halifax America, LLC's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and pursuant to Regulation 1.16 under the Commodity Exchange Act. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halifax America, LLC as of December 31, 2016, and the results of operations, changes in members' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information, including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemption Provision under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audits of the Halifax America, LLC's financial statements. The supplemental information is the responsibility of Halifax America, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemption Provision under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Leigh J Kremer, CPA
Red Bank, NJ
February 26, 2017

Halifax America LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS

Current assets:	
Cash	$94,221
Commission receivable	32,665
Total Current Assets	$126,886
Other assets:	
Fixed assets-net	8,088
Security deposit	4,334
Total Assets	$139,308

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$38,129
Total Current Liabilities	$38,129
Members' Equity:	
Members' equity	306,559
Retained deficit	(205,380)
Total Members' Equity	101,179
Total Liabilities & Members' Equity	$139,308

Please see the notes to the financial statements.

Halifax America, LLC
Statement of Operations
For the Year Ended December 31, 2016

Commission revenues	$621,086
General and administrative expenses:	
Consulting expense	$62,984
Salaries expense	389,122
Rent expense	50,604
Administration	189,395
Total general and administrative expenses	692,105
Loss before provision for income tax	($71,019)
Provision for income taxes	0
Net loss	($71,019)

Please see the notes to the financial statements.

Halifax America, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Operating activities:	
Net loss	($71,019)
Adjustments to reconcile net loss items not requiring the use of cash:	
Depreciation expense	3,207
Changes in other operating assets and liabilities:	
Commission receivable	24,770
Accounts payable & accrued expenses	(11,269)
Net cash used by operations	($54,311)
Investing activities:	
Purchased furniture	($2,207)
Net cash used by investing activities	(2,207)
Financing activities:	
Members' contributions	$80,095
Net cash provided by financing activities	80,095
Net increase in cash during the year	$23,577
Cash balance at December 31, 2015	70,644
Cash balance at December 31, 2016	$94,221
Supplemental disclosures of cash flow information:	
Interest paid during the year	$0
Income taxes paid during the year	$0

Please see the notes to the financial statements.

Halifax America, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	Members' Equity	Retained Deficit	Total
Balance at December 31, 2015	$226,464	($134,361)	$92,103
Net members' contributions	80,095		80,095
Net loss		(71,019)	(71,019)
Balance at December 31, 2016	$306,559	($205,380)	$101,179

Please see the notes to the financial statements.

Halifax America, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization of the Company and Nature of Operations

Halifax America, LLC (the Company) is organized under the International Business Companies Act in Seychelles. The Company was formed in June 2011 for the purpose of conducting business as an introducing broker (IB) and a securities broker dealer (BD). As an IB, the firm is a member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) authorized to solicit accounts for trading in registered futures. In addition, as a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) authorized to market investments in securities and other financial instruments.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash- For the purposes of the statement of cash flows, cash include cash deposits and short term securities with original maturity dates of less than ninety days.

Commission Revenue Recognition- Commission revenues and related fees are recognized in full upon the opening of an option contract and on a half turn basis upon the opening of a future contract and the closing of a future contract.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The value of cash, commission receivables, and accounts payables and accrued expenses are estimated to approximate fair market value at December 31, 2016 because of their short-term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing futures commission merchant (FCM). This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. These transactions are contracted on a margin basis whereby the customer is required to maintain minimum margin with the clearing FCM. In the event that a customer is in default of an obligation to the FCM, the FCM will require the Company to fulfill the obligation on behalf of its customer. This exposes the company to credit risk.

The Company seeks to control this risk by monitoring the transactions of customer accounts on a real-time basis. The Company has the authority to liquidate customer positions at its discretion in order to ensure the account does not expose the Company to an unacceptable level of credit risk.

5. Net Capital Requirements

As an introducing broker, the Company is subject to the CFTC's Net Capital Rule 1.17 which requires the Company to maintain net capital, as defined, of the greater of $45,000 or an amount based upon the number of associated persons (brokers) and branch offices

registered with the firm. As of December 31, 2016, the Company was in excess of minimum net capital requirements by $43,757.

6. Commitments & Contingencies

The Company is committed to a non-cancellable lease for its office space in Sherman Oaks, California. Minimum lease payments are dues as follows.

2017	$51,432
2018	17,340
Total	$68,772

In December 2015, the Company was sued by Chart Trading Development LLC in the U.S. District Court for the Eastern District of Texas. Chart alleges the Company, and other defendants, infringed on their patent rights for certain trading platforms used by the Company in the conducting of its business activities.

The Company intends to vigorously defend itself in this matter. Management, at the date of these financial statements, cannot reasonable predict a contingent liability, if any at all, that may arise as a result of the resolution of this issue.

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditors' Report on Internal Accounting Control Required by CFTC Regulation 1.16

The Members
Halifax America, LLC

In planning and performing our audit of the financial statements Halifax America, LLC for the year ended December 31, 2016 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion the financial statements, but not for expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to CTFC Regulation 1.17

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by management.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control structure that might be material weaknesses. However, we did not identify any deficiencies involving the internal control structure that we consider to be material weaknesses as previously defined.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2016, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the CFTC and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Leigh J. Kremer, CPA
Red Bank, N.J.
February 26, 2017

Schedule I & II
Computation of Net Capital under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Members' equity	$101,179
DEBITS:	
Non-allowable assets:	
Security deposit	(4,334)
Fixed assets- net	(8,088)
NET CAPITAL	$88,757
Less haircuts	0
ADJUSTED NET CAPITAL	$88,757
Minimum requirements of 6-2/3% of aggregate indebtedness or $45,000, whichever is greater.	45,000
EXCESS NET CAPITAL	$43,757
AGGREGATE INDEBTEDNESS:	$38,129
AGGREGATE INDEBTEDNESS TO NET CAPITAL	42.96%
Excess net capital previously reported on form X-17A-5	$83,757
Adjust minimum requirement (introducing broker per CFTC Reg 1.17)	(40,000)
Excess net capital per this report	$43,757

Halifax America LLC
15233 Ventura Blvd.- Suite 605
Sherman Oaks, CA 91403

December 31, 2016

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Halifax America LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Halifax America LLC. states the following:

Halifax America LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Halifax America LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.



Devin Brady
CEO/Managing Member

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Halifax America, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Halifax America, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Halifax America, LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Halifax America, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Halifax America LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Leigh J. Kremer, CPA
Red Bank, N.J.
February 26, 2017

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

The Members
Halifax America, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Halifax America, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Halifax America, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Halifax America, LLC's management is responsible for the Halifax America, LLC's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Leigh J Kremer, CPA
Red Bank, NJ 07701
February 26, 2017